Ambac Financial Group, Inc.
One State Street Plaza
New York, NY 10004
212.208.3177 Fax: 212.208.3108
sleonard@ambac.com

Sean T. Leonard
Senior Vice President and
Chief Financial Officer

April 24, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Rosenberg:

We are in receipt of the Securities and Exchange Commission’s (“SEC”) comment letter dated April 10, 2008 regarding Ambac Financial Group’s Form 10-K for the fiscal year ended December 31, 2007, File No. 1-10777. That letter asked us to respond to the comments within 10 business days (April 24, 2008) or inform the SEC of when we will provide a response. Additionally, during discussions with the SEC Staff held on April 22, 2008 we were informed that a formal letter should be submitted to the SEC indicating when we could expect to respond to the comment letter. As we are in the midst of fulfilling our March 31, 2008 regulatory and statutory reporting requirements, we will be able to respond to the SEC’s comment letter no later than May 9, 2008.

We hope this timeframe is acceptable to the SEC Staff and would be available to discuss further at your convenience. Please feel free to contact me at (212) 208-3177 or Rich Alger at (212) 208-3196 with any questions or comments.

Sincerely,

/s/ Sean T. Leonard
Sean T. Leonard
Senior Vice President and Chief Financial Officer